Exhibit 99.20

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

November 30, 2010.

3.	Press Release

The Press Release dated November 30, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. reported on its operating and financial results for the three and six month periods ending September 30, 2010 to its shareholders.

5.	Full Description of Material Change

See schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

November 30, 2010.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

November 30, 2010	TSX-V: TMM

NEWS RELEASE

Ramp up to Full Production Proceeding on Schedule
During its Second Quarter of 2010.

Timmins Gold Corp. (TSX.V-TMM) (“Timmins” or the “Company”) is pleased to report to shareholders on its operating and financial results for the three and six month periods ending September 30, 2010. All currency in this report is in Canadian dollars unless otherwise indicated

The major highlights for the three months ended September 30, 2010, which was only the second quarter of commercial operations at the San Francisco Mine, include the following:

Second Quarter Highlights

  Positive Cash Flow from Operations of US$5.86 million or US$0.04 per share for the three months ended September 30, 2010, as compared to US$3.65 million or US$0.03 per share for the previous quarter;

  Direct operating costs per recoverable ounce for the three months ended September 30, 2010 were US$612 (C$636) compared to US$857 (C$881) for the previous quarter and by September this cost measure had fallen to US$472 (C$488) per recoverable ounce;

  Cash production cost of sales, net of byproduct credits, were US$606 (C$630) per ounce for the three months ended September 30, 2010 compared to US$683 (C$702) for the three month period ended June 30, 2010;

  Net income after tax for the quarter ended September 30, 2010 was C$3.6 million or C$0.03 per share compared to a loss of C$0.8 million or C$(0.01) per share for the previous quarter;

  Tonnes of ore placed on leach pads for the three months ended September 30, 2010 totaled 1,090,768 at an average grade of 0.817 grams per tonne, an increase of 20.5% and 13.8%, respectively over the prior quarter. In total 28,655 ounces of gold were placed on the leach pads or 37.1% more ounces than were placed on the leach pads in the April to June, 2010 quarter;

  Gold sales for this fiscal quarter were 15,690 ounces representing an increase in gold sales of 39% over the prior quarter; and

  Total direct mine operating cost per tonne of ore under leach fell to $11.28 per tonne for the quarter ended September 30, 2010 versus $13.67 per tonne during the first quarter, a decrease of 17.5%.

Bruce Bragagnolo, CEO of the Company, in commenting on the results for the Company’s second ever quarter of operations at the San Francisco Mine said “We are delighted with the Mine’s performance during the three months ended September 30, 2010. The Mine’s performance is on target as we ramp up to full production at an anticipated rate of 9,000 ounces of gold per month at a cash cost of US$412 per ounce. We achieved or surpassed all our production targets and saw continuing increases in all operating metrics, including mine production, ore deposited on leach pads, gold recovery and gold and silver sales. We are also very pleased with the exploration efforts this year in the vicinity of the San Francisco Mine which we anticipate will result in ongoing increases in reserves and an extension of the mine life. None of this could have been attained without the dedicated performance of the management and operations team in Mexico.”

“We are restating our first quarter financial statements to reflect the amortization of our strip ratio over the life of the mine rather than accounting for it in the quarter it was incurred. This treatment is more reflective of industry practice. The net result of the restatement is a material reduction in cash costs for the first quarter ended June 30, 2010.” The restated numbers are shown above.

CONSOLIDATED RESULTS

For the three months ended September 30, 2010, Timmins reported a net income after tax of $3,634,855 or $0.03 per share on revenue of $20.3 This compared to a net loss of $561,999 million or $(0.01) per share during the three months ended September 30, 2009, a period during which commercial operations at the San Francisco Mine had not yet commenced. The financial performance of the Company benefitted from continued strong gold prices and a successful and increasing operating performance at the San Francisco Mine. During the second quarter ended September 30, 2010, cost of sales was $10.1 million. General and administration costs were $1,138,247 in the second quarter of 2010 compared to $926,839 during the second quarter of 2009.Depreciation and amortization charges in this quarter were $2,374,001 compared to $15,144 in the comparable quarter last year. Other expenses during this quarter consisted primarily of the interest expense, mostly attributable to interest on the gold loan, of $2,039,677, a loss on the embedded derivative in the gold loan of $239,512 and foreign exchange losses, net of interest income, of $234,887.

As a result of the foregoing factors, net income before taxes was $3,480,996 for the second quarter of 2010 compared to a loss of $561,999 for the second quarter of 2009. For the three months ended September 30, 2010, net income, after taxes, was $3,634,855 million or $0.03 per share compared to a net loss of $561,999 or $(0.01) per share for the three month period ended September 30, 2009.

For the six month period ended September 30, 2010, the company reported net income after tax of $2,806,204 or $0.02 per share on sales of $34,655,414. This compares to a six month loss of $1,366,329 for the comparable six months of the previous year. There were no metal sales in the comparable six month period of 2009.

The remaining third party debt obligation of the Company is the gold loan which was used to complete the commissioning of the mine. During the quarter two out of the twelve scheduled monthly repayments were made which totaled 3,334 ounces of gold with a gross value of US $4.3 million. At the end of the quarter the Company had $4.0 million cash on hand compared to cash on hand of $2.7 million on March 31, 2010.

THE SAN FRANCISCO MINE

The table below illustrates certain key operating statistics for the first two operating quarters for the San Francisco Mine. Comparable figures are not presented for the prior year because the mine was not in operation at that time. The reduction in total material mined was due to ongoing issues with blast drill rigs. The addition of two new blast drill rigs has increased total material mined and as a result daily crusher throughput for the month of November has averaged 14,000 tonnes per day.

	April to June Quarter 2010	July to September Quarter 2010
Total material mined (000s mt)	5,091	4,969
Ore to leach pad (mt)	905,296	1,090,768
Ore to pad per day(mt)	9,948	11,856
Ore grade-Au (g/t)	0.718	0.817
Total ounces to leach pads	20,904	28,655
Au ounces sold	11,290	15,690
Ag ounces sold	6,741	8,500